Filed Pursuant to Rule 433
Registration No.: 333-132362

The CurrencySharesSM Australian Dollar Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The following article was posted on the TheStreet.com website on February 7, 2007. As of that date, it was accessible for free on the internet by visiting: http://www.thestreet.com/pf/_tsclsii/funds/fundmorning/10337250.html.

Forex Funds for Bulls and Bears
By Jen Ryan
TheStreet.com Personal Finance Reporter
2/7/2007 8:22 AM EST

In recent years, the weak dollar has helped boost the appeal of foreign stocks and bond funds, as the returns generated by these securities look even better when converted into dollars and cents. But there’s also growing interest in a relatively new investment category: funds that invest directly in foreign currencies.

Currency funds can provide investors with exposure to international markets without the risk of the individual companies that issue stocks and bonds — which could be particularly appealing now that foreign stock and bond funds have had such a strong run. They also can be used to hedge specific holdings that are particularly exposed to currency shifts.

The first few offerings in this category were open-end mutual funds, but over the past year or so, a number of exchange-traded funds that track currencies have been launched, providing some low-cost options for investors who are active traders.

While there are reasons to believe the dollar will remain weak, given America’s imbalance of trade with the rest of the world and the relatively stable outlook for interest rates here, exchange rates can be volatile.

PowerShares, a unit of Amvescap (AVZ) , is getting ready to roll out two ETFs based on the Deutsche Bank U.S. Dollar Index Future Excess Return Index. The PowerShares Deutsche Bank U.S. Dollar Index Bullish Fund, which will list on the American Stock Exchange under the symbol UUP, will track the value of the dollar in relation to a basket of six major currencies — the euro, the yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc — while the PowerShares Deutsche Bank U.S. Dollar Index Bearish Fund, which will trade under the ticker UDN, will be negatively correlated with the index.

Both the bullish and the bearish dollar funds will use futures contracts (or short positions in futures contracts) linked to the six currencies. They will also hold U.S. Treasuries and other high credit-quality, short-term fixed-income instruments. According to a prospectus filed with the Securities and Exchange Commission, these bond holdings are expected to generate interest income of about 5.08% per year.

The total expense ratio for both funds will be 0.55%, or 55 cents for every $100 invested.

PowerShares already runs an ETF, the DB G10 Currency Harvest Fund (DBV) , that tracks a basket of nine currencies, the euro, yen, Swiss franc, British pound, Norwegian krone, Swedish krona and the Canadian, Australian and New Zealand dollars. The underlying index is designed to exploit the trend that currencies associated with relatively high interest rates, on average, tend to rise in value relative to currencies associated with relatively low interest rates. Launched in September, the fund has pulled in $195 million of assets to date.

Rydex has been rolling out a number of ETFs, called CurrencyShares, designed to track movements in single currencies. The first, and most successful is the CurrencyShares Euro Trust (FXE), which launched in December 2005 and has about $940 million in assets.

The other six, which launched in June, include the CurrencyShares British Pound Sterling Trust (FXB), CurrencyShares Canadian Dollar Trust (FXC), CurrencyShares Australian Dollar Trust (FXA), CurrencyShares Swiss Franc (FXF), CurrencyShares Swedish Krona (FXS) and CurrencyShares Mexican Peso Trust (FXM).

Rydex also has a CurrencyShares ETF in registration that will track the yen. It is expected to launch Feb. 13.

Steve Sachs, director of trading at Rydex, says currency ETFs offer investors another way to add international exposure with a single security, as opposed to picking a portfolio of foreign stocks or bonds.

And because CurrencyShares provide a basic level of yield, based on a country’s overnight interest rate, they can sometimes outperform hard assets denominated in foreign currencies, he says.

Also, because exchange-traded funds, which are baskets of securities that trade throughout the day on an exchange, can be sold short, they also are good for hedging. Open-end funds can’t be sold short.

“As far as the ETF business goes, I believe there are still a couple of areas of innovation and growth. Currency is one, commodities is the other,” says Sachs.

Rydex also has a pair of open-end funds that follow a riskier strategy of using leverage to amplify the rise or fall of the dollar. The Dynamic Strengthening Dollar (RYSBX) tracks 200% of the performance of the U.S. Dollar Index, while the Dynamic Weakening Dollar Fund (RYWBX) tracks 200% of the inverse performance of the index.

These funds have relatively high investment minimums of $25,000 and are probably more appropriate for professional investors.

Profunds’ Rising U.S. Dollar (RDPIX) and Falling U.S. Dollar (FDPIX) funds also track daily movements in the U.S. Dollar Index, but don’t employ leverage.

The oldest currency fund is the Franklin Templeton Hard Currency (ICHHX), an open-end fund that was launched in 1989 and has $384 million in assets. It invests primarily in high-quality, short-term money market instruments and forward currency contracts denominated in currencies of foreign countries and markets that historically have experienced low inflation rates.

Another open-end offering, the $54 million Merk Hard Currency Fund (MERKX), invests in hard currencies from countries with strong monetary policies in order to protect against the depreciation of the U.S. dollar relative to other currencies.